Exhibit 99.52

April 28, 2020

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorite des marches financiers (Quebec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Office of the Superintendent of Securities, Government of Prince Edward Island
Nunavut Securities Office

We refer to the short form base shelf prospectus for Nunavut and the amended and restated short form base shelf prospectus for the Provinces of Canada of mCloud Technologies Corp. (the "Com pan y") dated April 28, 2020 (the "Prospectus") qualifying the distribution of common shares, preferred shares, debt securities, subscription receipts, warrants and units .

We consent to being named in and to the use, through incorporation by reference in the above-mentioned amended short form base shelf prospectus, of our report dated September 20, 2018 to the shareholders of Autopro Automation Consultants Ltd. on the following consolidated financial statements:

•	consolidated balance sheet as at July 31, 2018;
•	consolidated statements of income and retained earnings, and cash flows for the year ended July 30, 2018;
•	related notes, which comprise a summary of significant accounting policies and other explanatory information.

We report that we have read the amended short form base shelf prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements on which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook - Assurance.

Chartered Professional Accountants

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 How e Street, Suite 1400, Vancouver, British Columbia , Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 780 6, www.pwc.com/ca

“PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.